Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

As of December 31, 2024, Seaport Entertainment Group Inc., a Delaware corporation (“we,” “our” or the “Company”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.01 per share. The following summary of our capital stock and certain provisions of our Amended and Restated Certificate of Incorporation (our “Certificate of Incorporation”) and our Amended and Restated Bylaws (our “Bylaws”) is qualified in its entirety by reference to the full text of our Certificate of Incorporation and Bylaws, each of which is filed as an exhibit to our Annual Report on Form 10-K of which this Exhibit is a part. Because this is only a summary, it may not contain all the information that is important to you, and we encourage you to read our Certificate of Incorporation, our Bylaws, the Investor Rights Agreement (as defined herein) and the applicable provisions of the Delaware General Corporation Law (“DGCL”) for more information.

Authorized Capital Stock

Under the Certificate of Incorporation, the Company’s authorized capital stock consists of 480,000,000 shares of common stock, par value $0.01 per share (“common stock”), and 20,000,000 shares of preferred stock, par value $0.01 per share (“preferred stock”).

Common Stock

Holders of the Company’s common stock are entitled to:

Voting Rights

Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights.

Dividend Rights

Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose.

Liquidation Rights

If there is a liquidation, dissolution or winding up of the Company, holders of our common stock will be entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any outstanding preferred stock.

Other Rights and Preferences

There are no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the Certificate of Incorporation, our board of directors is authorized to issue “blank check” preferred stock, which may be issued in one or more series upon authorization of our board of directors. Our board of directors is authorized to fix the designation of the series, the number of authorized shares of the series, dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, powers, preferences and limitations applicable to each series of preferred stock. The authorized shares of our preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. If the approval of our stockholders is not required for the issuance of shares of our preferred stock, our board may determine not to seek stockholder approval.

A series of our preferred stock could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based upon its judgment as to the best interests of our stockholders. Our directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.

Registration Rights

Pursuant to the investor rights agreement that we entered into with certain investment funds advised by Pershing Square Capital Management, L.P. (“Pershing Square”) on October 17, 2024 (the “Investor Rights Agreement”), Pershing Square has certain registration rights, including, subject to certain conditions, the right to require us to register the offer and sale of its shares of our common stock under the Securities Act of 1933, as amended.

Demand Registration Rights

Pershing Square may request that we file a registration statement to register the offer and sale of its shares. Each such request for registration must cover securities the aggregate fair market value of which is at least $25 million. We are not obligated to effect an underwritten offering with respect to any entity that is a Company affiliate during the regular trading blackout period for our directors, officers and other certain employees. The number of demand registrations that Pershing Square is entitled to request is unlimited; provided, that we are not obligated to undertake more than one related underwritten offering in any twelve-month period.

Piggyback Registration Rights

Pershing Square is also entitled to certain “piggyback” registration rights. If we propose to register shares of our common stock or other securities under the Securities Act, either for our own account or for the account of other security holders, in connection with such offering, Pershing Square will be able to request that we include its shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, subject to certain exceptions, Pershing Square will be entitled to notice of the registration and have the right, subject to certain limitations, to include its shares of common stock in the registration.

Anti-Takeover Effects of Various Provisions of Delaware Law, our Certificate of Incorporation and Bylaws and the Investor Rights Agreement

Provisions of the DGCL, our Certificate of Incorporation and Bylaws and the Investor Rights Agreement could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in improved terms for our stockholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or, if the person is an affiliate or an associate of the Company, within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

We have granted a waiver of the applicability of the provisions of Section 203 such that Pershing Square, which owned approximately 39.5% of the outstanding shares of our common stock as of December 31, 2024, may increase its position in our common stock without being subject to Section 203’s restrictions on business combinations. As such, Pershing Square, through its ability to accumulate more common stock than would otherwise be permitted under Section 203, has the ability to become a large holder group that would be able to affect matters requiring approval by Company stockholders, including the election of directors and approval of mergers or other business combination transactions.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third-party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. There also may be dilution of our common stock from the exercise of any future outstanding warrants, which may materially adversely affect the market price and negatively impact a holder’s investment.

Size of Board and Vacancies

Our Bylaws provide that the number of directors on our board of directors is to be fixed exclusively by our board of directors. Subject to the rights of holders of any series of preferred stock outstanding and subject to rights of Pershing Square, any vacancies in our board of directors resulting from death, resignation, disqualification, retirement, removal from office or other cause and any newly created directorships will be filled exclusively by the majority vote of our remaining directors in office, even if less than a quorum is present. Our Certificate of Incorporation and Bylaws permit stockholders to remove a director or directors with or without cause.

Pursuant to our Certificate of Incorporation and the Investor Rights Agreement, as long as Pershing Square owns at least 10% of the total outstanding shares of our common stock, Pershing Square is entitled to nominate at least one director to our board of directors and, if we increase the size of the board to larger than five directors, as many nominees as represent at least 20% of the total number of directors then on the board.

Indemnification of Directors and Officers

Section 102 of the DGCL permits a corporation to eliminate the personal liability of its directors or certain officers for monetary damages for a breach of fiduciary duty as a director or officer, except where the director or officer breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, with respect to directors, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law, obtained an improper personal benefit, or with respect to officers, any action by or in the right of the corporation. Our Certificate of Incorporation provides that no director or officer shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors or officers for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

Our Bylaws provide that the Company will indemnify and hold harmless, to the fullest extent permitted by the DGCL and subject to certain exceptions, any director or officer who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company, or while serving as such, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding. The officers entitled to indemnification are limited to those specified in our Bylaws. The Company is also obligated to advance expenses of those entitled to mandatory indemnification.

Our Bylaws also provide that the Company has the power to indemnify and hold harmless, to the fullest extent permitted by applicable law, any employee or agent of the Company who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

We have entered into indemnification agreements with our directors and executive officers.

We will maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Special Stockholder Meetings

Under our Certificate of Incorporation and Bylaws, our board of directors is permitted to call special meetings of our stockholders. A special meeting is also be required to be called by the secretary upon written request by stockholders who together hold 20% or more of the voting power of the issued and outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors.

Prohibition of Stockholder Action by Written Consent

Our Certificate of Incorporation expressly prohibits our stockholders from acting by written consent. Stockholder action is required to take place at an annual or a special meeting of our stockholders.

Requirements for Advance Notice of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Restrictions on Ownership; Transfer of Excess Shares to a Trust

To comply with the policies of Major League Baseball (“MLB”), the Certificate of Incorporation provides that, as long as we have an ownership interest in the professional baseball club currently known as the Aviators and subject to certain exceptions, no person may acquire shares of our common stock if, after such acquisition, that person would (i) own at least 10% of the outstanding shares of our common stock, unless such person has received prior written approval from MLB, (ii) own at least 50% of the outstanding shares of our common stock or at least 50% of the total voting power of our then-outstanding securities entitled to vote generally in the election of directors or (iii) have the ability to appoint at least a majority of the members of our board, unless, in each case, such person is approved by MLB or qualifies as an exempt person (which includes Pershing Square or any person approved by MLB as the “control person” of the Aviators). In the event that a person (the “excess share transferor”) attempts to acquire shares of our common stock in violation of these restrictions, the applicable excess shares would automatically be transferred to a trust and held for the benefit of the excess share transferor, and the excess shares may be sold for cash, on the open market, in privately negotiated transactions or otherwise; however, in the case of any purported transfer that would result in a person being a 10% Holder (as defined in the Certificate of Incorporation), if the excess shares constitute less than 1% of the then outstanding shares of our common stock, the transferor may notify us that they intend to seek MLB approval, in which case the trustee will refrain from selling the related excess shares for a 60-day period following the date of notice regarding automatic transfer of excess shares to the trust.

The Certification of Incorporation also provides that:

1.	the trustee will have all voting rights with respect to the excess shares;
2.	any shares of our common stock issued as a dividend on the excess shares will be treated as excess shares; and
3.	subject to compliance with certain payment conditions, the excess share transferor will be entitled to receive any other dividends or distributions paid on the excess shares.

The provisions of the Certificate of Incorporation pertaining to the foregoing restrictions and the treatment of excess shares will terminate on the earlier of (1) there ceasing to be outstanding any shares of our common stock and (2) the date on which we no longer have an ownership interest in the professional baseball club currently known as the Aviators.

These share ownership limitations and required MLB approvals could have an anti-takeover effect, potentially discouraging third parties from making proposals for certain acquisitions of our common stock or a change of control transaction.